O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0844477-00001

VIA EDGAR

June 30, 2023

Ms. Irene Barberena-Meissner

Mr. Mitchell Austin

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Surf Air Mobility Inc.

Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Forms S-1 and S-4

Filed on June 22, 2023

CIK No. 0001936224

Dear Ms. Barberena-Meissner and Mr. Austin:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 27, 2023 regarding the Company’s Amendment No. 1 to Registration Statement on Forms S-1 and S-4 filed via EDGAR to the Commission on June 22, 2023 (the “ Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Company’s Second Amendment to the Registration Statement on Form S-1 and Form S-4 (the “Second Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Forms S-1 and S-4 filed on June 22, 2023

Background of the Southern Acquisition, page 84

1.	We note your revised disclosure in response to prior comment 1 and reissue the comment. Please revise to quantify Southern's revenue in 2019. Also quantify the revenue growth reflected in Southern's projected 2020 revenue and describe related material assumptions.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 88 of the Second Amended Registration Statement.

Principal and Registered Stockholders, page S-9

2.	Footnote 8 to the Principal and Registered Stockholders table indicates that this registration statement is intended to cover the resale of shares that have not yet been issued and will not be issued until the direct listing occurs or thereafter, including 1,300,000 shares to be issued to GEM in connection with the Initial GEM Issuance under the Share Subscription Facility, as amended, and 1,000,000 shares to be issued in connection with the GEM Purchase under the GEM Purchase Agreement. For each issuance, please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of those shares pursuant to this registration statement. In formulating your response, please consider Questions 139.06 and 139.13 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following legal analysis as the basis for registering the resale of the Initial GEM Issuance Shares (as defined below) and the GEM Purchase Shares (as defined below) on the Registration Statement. The information in Question 139.06 and 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations was considered as it relates to the Company’s facts and circumstances in connection with the legal analysis.

●	Question 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations
●	Initial GEM Issuance. As described in the Second Amended Registration Statement, the “Initial GEM Issuance” means the issuance of 1,300,000 shares of Common Stock (the “Initial GEM Issuance Shares”) to GEM upon listing, for a purchase price of $0.01 per share of Common Stock, pursuant to the Share Subscription Facility. The Company respectfully advises the Staff that it has had a substantial preexisting relationship with GEM, the purchaser of the Initial GEM Issuance Shares, since 2019. The Company further respectfully advises the Staff that GEM is irrevocably bound to purchase these securities subject only to conditions outside of its control. Pursuant to Section 2.01(b) of the Share Subscription Facility, the only conditions to the Initial GEM Issuance are: (a) the Initial GEM Issuance Shares must be able to be issued free and clear of any liens and (b) the listing of the Company’s Common Stock on the New York Stock Exchange must occur. The purchase price for the Initial GEM Issuance Shares was established at the time Amendment No. 1 of the Share Subscription Facility was executed, prior to the effectiveness of the Registration Statement. The purchaser’s investment decision with respect to the Initial GEM Issuance was made at the time of such execution, prior to the effectiveness of the Registration Statement.
●	GEM Purchase. As described in the Second Amended Registration Statement, the “GEM Purchase” means the issuance of 1,000,000 shares of Common Stock (the “GEM Purchase Shares”), which will be sold to GEM for a purchase price of $25.00 per share of Common Stock to occur upon the listing. The Company respectfully advises the Staff that GEM, the purchaser of the GEM Purchase Shares, is irrevocably bound to purchase these securities subject only to conditions outside of its control. Pursuant to Article II and Section 5.03 of the GEM Purchase Agreement, the only conditions of GEM to the GEM Purchase are: (a) the listing of the Company’s Common Stock on the New York Stock Exchange must occur, (b) the accuracy of the Company’s representations and warranties, (c) the Registration Statement must be effective, and there may not be any no stop order suspending the effectiveness of Registration Statement, (d) the Company must have performed, satisfied and complied in all material respects with all of its covenants, agreements and conditions under the GEM Purchase Agreement, (eno statute, rule, regulation, executive order, decree, ruling or injunction will have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of the GEM Purchase, (f) no action, suit or proceeding before any arbitrator or any governmental authority will have been commenced, and no investigation by any governmental authority will have been threatened, against the Company, and (g) there will be sufficient authorized shares for the Company to be able to issue the GEM Purchase Shares. The purchase price for the GEM Purchase Shares was established at the time GEM Purchase Agreement was executed, prior to the effectiveness of the Registration Statement. The purchaser’s investment decision with respect to the GEM Purchase was made at the time of such execution, prior to the effectiveness of the Registration Statement.

●	Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations

●	The Company respectfully advises the Staff that it believes Question 139.13 of Securities Act Sections Compliance and Disclosure Interpretations (“Question 139.13”) is not applicable to either the Initial GEM Issuance or the GEM Purchase as Question 139.13 only relates to private equity financing lines, as defined in Question 139.12 of the Securities Act Sections Compliance and Disclosure Interpretations.

o	Initial GEM Issuance. As noted above, the Initial GEM Issuance Shares are being purchased by GEM at an already agreed upon purchase price of $0.01 per share upon the listing and not pursuant to the exercise of a put option by the Company. The number of Initial GEM Issuance Shares is fixed and is not determined by a formula tied to the market price of the Common Stock at the time the Company exercises a put. The Company does acknowledge that the Initial GEM Issuance is being issued as part of the compensation the Company is paying to GEM in connection with a private equity financing line arrangement pursuant to the Share Subscription Facility, but the Initial GEM Issuance is not part of the equity line financing itself (i.e., it is not being issued to GEM in connection with the exercise of a put option by the Company). Even if the Company does not exercise one put option provided by the Share Subscription Facility, the Initial GEM Issuance Shares will be issued to GEM upon the satisfaction of the conditions noted above.

o	GEM Purchase. As also noted above, GEM Purchase Shares are being purchased by GEM at an already agreed upon purchase of $25.00 per share upon the listing and not pursuant to the exercise of a put option by the Company. The number of GEM Purchase Shares is fixed and is not determined by a formula tied to the market price of the Common Stock at the time the Company exercises a put. The GEM Purchase Agreement documents a standalone securities purchase arrangement between the Company and GEM that exists independently of the Share Subscription Facility.

* * *

If you have any questions regarding the Second Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho M Lee

cc:

Yolanda Guobadia, Staff Accountant

Robert Babula, Staff Accountant

Sudhin Shahani, Chief Executive Officer, Surf Air Mobility Inc.

C. Brophy Christensen, Partner, O’Melveny & Myers LLP

Noah Kornblith, Partner, O’Melveny & Myers LLP

Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP

3